EXHIBIT 1
Letter to the Chairman of the Board of Directors of the Issuer, dated November 24, 2009
25101 Chagrin Boulevard, Suite 350
Cleveland, Ohio 44122
Tel: 216.292.0200
Fax: 216.292.4750
November 24, 2009
Mr. Dan Tracy
Chairman of the Board of Directors
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032
Gentlemen:
As major shareholders of the company, we want to reach out to the company to express our interest in learning more about the direction of EDAC Technologies Corporation and propose a new member of the Board. As per our prior conversations with the company CEO and you, we also are disappointed with the current stock price and agree the company remains undervalued. As we discussed in the past, we are also concerned the recent acquisitions may cause the strategic position of the company to deteriorate substantially.
To date it seems the company’s current strategy has been more so to make acquisitions and less so to manage expenses, drive profitability and increase sales and margins. We do agree the right select acquisitions could be helpful in growing the business but remain concerned about leverage.
Hence, we believe the recent acquisition alone is insufficient to achieve any significant and sustained profitability, and modest success in these acquisitions and this use of company resources will not materially impact your bottom line and shareholder value. It is also possible these acquisitions could take longer to integrate and begin to burn through cash, thus diminishing shareholder value further as there is no established path for significant growth in the future so far as we are aware.
Please know we do believe the company has a good solid core business. We also believe if you are open-minded our firm and its representatives can be extremely helpful to management and the Board at this time as the company continues to define its strategy.

PROPOSED PLAN
In view of the current situation and share price, we believe the current Board needs to be restructured as promptly as possible and a new strategic plan of action needs to be implemented. As illustrated by the current share price performance, it is time for the current Chairman of the Board and Chief Executive Officer to show leadership and add members to the Board with industry knowledge, contacts, relationships, and M & A experience within this industry to be effective. We thus request that the Board immediately appoint Mr. Edward Crawford as a Board member and possibly Chairman of the Board. Mr. Crawford’s biography is attached.
We believe timing is of the essence, as the company is on a path that could result in a further loss of shareholder value and damage many long term opportunities. It is our firm belief that a solid majority of the company’s shareholders will support this plan.
We further request that the company not take any material actions until Mr. Crawford is appointed to the Board, including; (a) implementing any severance or compensation arrangements; (b) execution of any exclusivity arrangements, or any other material contract with any parties related to the company; (c) acquisition or merger with any other company; or (d) any other material action.
We would welcome the opportunity to meet with you in person to discuss these matters further, should you so desire. We look forward to hearing from you.

Very truly yours,
/s/ Steven H. Rosen
Steven H. Rosen
CEO-Resilience Capital Partners